SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          K.L.S. ENVIRO RESOURCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   482530102
                                 (CUSIP Number)

                             Jeffrey M. Jones, Esq.
                       DURHAM, EVANS, JONES & PINEGAR, P.C.
                     50 South Main Street, 850 Key Bank Tower
                           Salt Lake City, Utah  84144
                            TELEPHONE: (801) 538-2424
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 Page 1 of 10

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                           SCHEDULE 13D                            Page 2 of 10



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1.  NAME OF REPORTING PERSON                                fonix corporation
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE              22-2994719
    PERSON
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                      N/A
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5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
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NUMBER OF         7.       SOLE VOTING POWER                              0
SHARES           ---------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY         ---------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                         0
REPORTING        ---------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       0
             EACH REPORTING PERSON
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                    0%
             ROW (11)
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14.          TYPE OF REPORTING PERSON                                    CO
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                           SCHEDULE 13D                            Page 3 of 10

 This Statement constitutes Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (the "Initial 13D") filed by fonix corporation, a Delaware corporation (the "Reporting Person"), dated as of August 16, 1996 and pertaining to the Reporting Person's beneficial ownership of the common stock of K.L.S. Enviro Resources, Inc., a Nevada corporation ("KLS"). The Initial 13D was filed to reflect that in connection with a debt financing transaction between the Reporting Person and KLS, the Reporting Person had acquired the right to convert the principal balance due and owing pursuant to such debt financing into, at the Reporting Person's sole discretion, common stock of KLS on the terms and conditions as are more fully explained in the Initial 13D. This Amendment is filed to reflect that on September 30, 1996, KLS retired $1,673,700 of the then outstanding $1,900,000 balance due to the Reporting Person. Subsequently, on October 29, 1996, the Reporting Person extended additional debt financing to KLS in the amount of $200,000 on the same terms and conditions (including the right to convert the unpaid principal balance into common stock at $.40 per share), which additional advance was repaid in full on December 24, 1996. On December 31, 1996, the Reporting Person sold a $270,000 portion of the outstanding debt due from KLS, together with the corresponding conversion right, to a third-party unrelated to the Reporting Person. Also on December 31, 1996, KLS repaid the then-outstanding balance due under the debt financing provided by the Reporting Person, consisting of approximately $10,500. As of December 31, 1996, KLS had no outstanding obligation to the Reporting Person and the Reporting Person owned no securities of KLS and did not otherwise have any right to acquire any securities of KLS.

 Except as amended below, the information set forth in the Initial 13D remains unchanged.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a)  Name of Person Filing:     fonix corporation

                               The executive officers and directors
                               of fonix corporation are set forth on
                               Appendix A hereto.

         (b)  Principal Business:  Development of computer voice recognition technologies

         (c)  Address of Principal Business and Principal Office:

                1225 Eagle Gate Tower
                60 East South Temple Street
                Salt Lake City, Utah  84111

         (d)  Criminal Proceedings:

                       During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

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                           SCHEDULE 13D                            Page 4 of 10

         (e)  Civil Proceedings:

                       During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  State of Incorporation:    Delaware


ITEM 4.    PURPOSE OF THE TRANSACTION.

      In connection with the Reporting Person's financial management, it seeks opportunities to make short-term debt investments that yield appropriate rates of return and are adequately secured. As part of this financial management strategy, the Reporting Person provided a total of $1,900,000 in short-term debt financing to K.L.S. Enviro Resources, Inc., a Nevada corporation ("KLS"), which debt was secured by all of KLS's assets (except certain real property owned by KLS). In addition, and as a further inducement to the Reporting Person, KLS agreed that the entirety of the debt financing provided by the Reporting Person would be convertible, at the option of the Reporting Person, into shares of KLS's common stock. Incident to the provision of the debt financing described herein, Thomas A. Murdock, an executive officer, director and majority shareholder of the Reporting Person, assumed a position on KLS's board of directors effective July 10, 1996. Additionally, on August 16, 1996, a group comprised of a current executive officer and director of KLS and a private entity controlled by executive officers, directors and shareholders of the Reporting Person purchased 3,561,000 shares of KLS's common stock and 100,000 shares of KLS's preferred stock that is convertible into 500,000 shares of common stock from the estate of a former executive officer and director of KLS. [See Item 6].

      Subsequently, on September 30, 1996, KLS repaid $1,673,700 of the then outstanding $1,900,000 principal payable to the Reporting Person, which repayment left an outstanding balance of $272,156, which was convertible into shares of 907,187 shares of KLS's common stock at $.30 per share. Subsequently, and consistent with the same investment policy of the Reporting Person, it advanced an additional $200,000 of debt financing to KLS as part of the same course of financing. That principal amount was convertible into KLS's common stock at the rate

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                          SCHEDULE 13D                            Page 5 of 10

      of $.40 per share, but was repaid in full on December 24, 1996. On December 31, 1996, the Reporting Person transferred $270,000 of the then-outstanding balance due to it from KLS, together with the corresponding conversion right, to an unrelated third party. Also on December 31, 1996 KLS repaid the entirety of the remaining balance due to the Reporting Person (approximately $10,500).

      Effective December 31, 1996, Stephen M. Studdert, Roger D. Dudley, Joseph Verner Reed and Rick D. Nydegger, each a director or executive officer of the Reporting Person, assumed positions as directors of KLS.

      Other than as set forth above, the Reporting Person has no plans or proposals that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 of Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

         (a)-(b) As of the date of this Amendment No. 1, the Reporting Person beneficially owns no shares of KLS's common stock and has the right to acquire no shares of KLS's common stock or any other equity security of KLS, whether convertible into shares of common stock or otherwise.

         (c)      Recent Transactions:

           Within the past 60 days, and since the filing of the Initial 13D, the Reporting Person's beneficial ownership of the equity securities of KLS has changed as follows:

           On September 30, 1996, KLS retired $1,673,700 of the then outstanding $1,900,000 balance due to the Reporting Person. Subsequently, on October 29, 1996, the Reporting Person extended additional debt financing to KLS in the amount of $200,000 on the same terms and conditions (including the right to convert the unpaid principal balance into common stock at $.40 per share), which additional advance was repaid in full on December 24, 1996. On December 31, 1996, the Reporting Person sold a $270,000 portion of the outstanding debt due from KLS, together with the corresponding conversion right, to a third-party unrelated to the Reporting Person. The consideration paid by such third-party for such portion of the debt owed to the Reporting Person was $270,000. Also on December 31, 1996, KLS repaid the then-outstanding balance due under the debt financing provided by the Reporting Person, consisting of approximately $10,500. As of December 31, 1996, KLS had no outstanding obligation to the Reporting Person and the Reporting Person owned no securities of KLS and did not otherwise have any right to acquire any securities of KLS.

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                                     N/A

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                           SCHEDULE 13D                            Page 6 of 10

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                        December 31, 1996

 ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      By agreement dated August 16, 1996, a group (the "Purchaser") comprised of Raymond H. Kurzon, a current executive officer and director of KLS, and a private entity controlled by Stephen M. Studdert, Thomas A. Murdock and Roger D. Dudley, each of whom is an executive officer, director and substantial shareholder of the Reporting Person purchased 3,561,000 shares of KLS's common stock and 100,000 shares of KLS's Series A Preferred Stock that is convertible at the option of the holder thereof into 500,000 shares of KLS's common stock from the Estate of James Robert Bell, a former executive officer, director and majority shareholder of KLS, and Jo Ann Bell.


      In September 1996, the Reporting Person indicated to KLS that it would seek payment of all or a portion of the short-term debt owed to the Reporting Person by KLS (which debt was payable upon demand therefor by the Reporting Person). KLS did not at that time have sufficient cash resources to repay such debt, and the Reporting Person's board of directors determined that conversion of the principal amount owed into common stock of KLS was not appropriate in light of the Reporting Person's cash requirements and investment strategy. Consequently, an entity owned and controlled by Messrs. Studdert, Murdock and Dudley, each of whom are executive officers, directors and shareholders of the Reporting Person, agreed to loan sufficient funds to KLS to enable KLS to retire a substantial portion of the debt owed to the Reporting Person, in return for which KLS agreed to essentially identical loan terms and issued to that entity a warrant to purchase 6,600,000 shares of KLS's common stock. Thus, as of December 31, 1996, the Reporting Person beneficially owns no securities of KLS and, other than having common directors, has no business relationship with KLS.

      Other than as described herein, there is no relationship, arrangement or understanding between the Reporting Person and any other person pertaining to the securities of KLS, including without limitation the transfer or voting of any such securities.

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                           SCHEDULE 13D                            Page 7 of 10




                                    SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 24, 1997.

                                            fonix corporation



                                            By: /s/ Thomas A. Murdock
                                               --------------------------------
                                               Thomas A. Murdock
                                               President and Chief Operating
                                               Officer


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                           SCHEDULE 13D                            Page 8 of 10

                                   APPENDIX A

                   DIRECTORS AND EXECUTIVE OFFICERS

        The following is a list of all Directors and Executive Officer of fonix corporation and certain other information with respect to each Director. All Directors and Executive Officers are United States citizens.

Name:                               Alan C. Ashton, Ph.D.

Business Address:                   1361 South 740 East
                                    Orem, Utah  84058

Principal Occupation:               Investment management

Name, principal business and        Beesmark Investments, L.C.
address of corporation or other     Investment Management
organization in which employment    1361 South 740 East
is conducted:                       Orem, Utah  84058


Name:                               Ambassador Joseph Verner Reed

Business Address:                   United Nations Building
                                    New York, New York

Principal Occupation:               Under Secretary General, United Nations

Name, principal business and        United Nations
address of corporation or other     United Nations Building
organization on which employment    New York, New York
is conducted:


Name:                               James B. Hayes

Business Address:                   One Education Way
                                    Colorado Springs, Colorado  80906

Principal Occupation:               President and Chief Executive Officer of
                                    Junior Achievement, Inc.

Name, principal business and        Junior Achievement, Inc., non-profit
address of corporation or other     economic free-enterprise education
organization on which employment    One Education Way
is conducted:                       Colorado Springs, Colorado  80906

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                           SCHEDULE 13D                            Page 9 of 10

Name:                               Stephen M. Studdert

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               Chairman, Chief Executive Officer and
                                    Director of fonix corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111

Name:                               Thomas A. Murdock

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               President, Chief Operating Officer and
                                    Director of fonix corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111

Name:                               Roger D. Dudley

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               Executive Vice President, Chief
                                    Financial Officer and Director of fonix
                                    corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111

                          SCHEDULE 13D                            Page 10 of 10

Name:                               Rick D. Nydegger

Business Address:                   Suite 1000, Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               Patent, Copyright & Trademark Attorney

Name, principal business and        Workman, Nydegger & Seeley
address of corporation or other     Patent, Copyright & Trademark Counsel
organization on which employment    Suite 1000, Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111